EXHIBIT 99.1

State Auto names Suzanne Sinclair Chief People Officer
COLUMBUS, OHIO - December 7, 2016 - State Auto President and CEO Mike LaRocco today announced the appointment of Suzanne M. Sinclair as Senior Vice President/Chief People Officer, effective Jan. 3, 2017.
Sinclair’s 30-year career includes senior officer and executive roles in financial services at Allstate, Zurich North America and CNA Insurance spanning talent acquisition, financial management, strategic planning and execution, human resources, change management, technology, marketing and distribution, operations and line management.
Most recently Sinclair was president and CEO of Sinclair Board Advisors, serving corporate boards in director recruitment and assessment, and executive director of Leading Women Executives, a national leadership program for high-potential female professionals. Earlier in her career, she founded SMS Partners, a consulting firm specializing in change management, and was an advisor for four years to McDonald’s Corporation on a global technology initiative. She also served as vice president for Career Education Corporation, supporting the board and executives during a period of significant regulatory, financial, and operational challenges.
Sinclair earned a bachelor’s degree from Marquette University with honors. She’s a member of the Economic Club of Chicago and chairman of the Dean’s Advisory Board at DePaul University’s College of Communications. She’s also a featured speaker at board and industry events and at DePaul University Master’s programs.
“Suzanne’s been successful in all facets of her career, and the depth and breadth of her experience will be extremely valuable as we complete our turnaround,” said State Auto LaRocco. “She’s had experience in finance, operations and organizational processes, in addition to extensive experience in human resources and talent management. Suzanne will ensure not only our ongoing, but increased focus on our people. We’re committed to building a creative, dynamic, fun and inclusive workplace; one that enables our people to compete and win individually and as one State Auto team.”
“This is an amazing opportunity to join a company that’s in the midst of transforming the insurance industry,” said Sinclair. “I’m excited to join a team that’s creating and innovating, while maintaining a nearly century-long commitment to its people and the communities in which they live and work. I’m passionate about developing people and leading change, and can’t wait to make a difference in the lives of State Auto associates.”
About State Auto Financial Corporation
State Auto Financial Corporation, headquartered in Columbus, Ohio, is a super regional property and casualty insurance holding company and is proud to be a Trusted Choice® company partner. STFC

EXHIBIT 99.1

stock is traded on the NASDAQ Global Select Market, which represents the top fourth of all NASDAQ listed companies.
The insurance subsidiaries of State Auto Financial Corporation are part of the State Auto Group. The State Auto Group markets its insurance products throughout the United States, through independent insurance agencies, which include retail agencies and wholesale brokers. The State Auto Group is rated A- (Excellent) by the A.M. Best Company and includes State Automobile Mutual, State Auto Property & Casualty, State Auto Ohio, State Auto Wisconsin, Milbank, Meridian Security, Patrons Mutual, Rockhill Insurance, Plaza Insurance, American Compensation and Bloomington Compensation. Additional information on State Auto Financial Corporation and the State Auto Insurance Companies can be found online at http://www.StateAuto.com/STFC.